U.S. Bancorp Center
800 Nicollet Mall
Minneapolis, MN 55402-2023

July 21, 2006

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:	Southwestern Public Service Company
Amendment No. 1 to Registration Statement on Form S-3
Filed June 22, 2006
File No. 333-132724

Dear Mr. Owings:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended by Amendment No. 1 (Registration No. 333-132724).  The Company respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 10:00 a.m. (Washington Time) on July 25, 2006 or as soon thereafter as is practicable.

The Company acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing.  The Company also acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller